                                                                     EXHIBIT 2.1

                                  July 23, 1999


infoUSA Inc.
Hugo Acquisition Corporation
5711 South 86 Circle
Omaha, Nebraska  68127


Ladies and Gentlemen:

          Reference is made to the Agreement and Plan of Reorganization, dated as of May 28, 1999 (the "Agreement"), among infoUSA Inc., a Delaware corporation ("Purchaser"), Hugo Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Purchaser ("Merger Sub"), First Data Corporation, a Delaware corporation ("Seller Parent"), First Data Information Management Group, Inc., a Delaware corporation ("Seller"), DM Holdings, Inc., a Delaware corporation ("Holdco"), Donnelley Marketing Holdings, Inc., a Delaware corporation ("Parent"), and Donnelley Marketing, Inc., a Delaware corporation (the "Company"). Each reference in the Agreement to "this Agreement" shall mean the Agreement as amended by this letter agreement, and as hereafter amended or restated. Terms not defined herein shall have the respective meanings set forth in the Agreement.

          Purchaser, Merger Sub, Seller Parent, Holdco, Parent and Company, acknowledge that they desire to amend the Agreement in certain respects pursuant to Section 9.4 of the Agreement (Seller having been merged into Seller Parent effective July 22, 1999).

          In consideration of the foregoing and of the mutual agreements set forth herein, the parties hereto agree as follows:

          SECTION 1. Amendments to the Agreement. Effective as of the date hereof, the Agreement is hereby amended as follows:

          (a) The first sentence of Section 1.6 of the Agreement is hereby deleted in its entirety and the following is substituted therefor:

                    "1.6 Consideration. The consideration to be paid by Purchaser in exchange for the acquisition by Purchaser of all outstanding Holdco Capital Stock in the merger (the "PURCHASE PRICE") shall be equal to:

                    (i)   $200,000,000 plus

                    (ii) the absolute value of the Net July Cash Amount, as determined in accordance with the provisions of Section 1.6.1 of this Agreement.

infoUSA Inc.
Hugo Acquisition Corporation
July 23, 1999


          (b) The following is hereby inserted immediately after Section 1.6 of the Agreement:

                    1.6.1 Determination of Estimated Payment Adjustment. (a) For the period from July 1, 1999 to the Closing Date (the "JULY PERIOD"), the Company shall accept any third-party account receivable payments received by the Company during such July Period (collectively, such payments being the "JULY CASH RECEIPTS") and shall pay all amounts due by the Company to third-parties in the ordinary course of business consistent with past practice during such July Period (such amounts, including, but not limited to, any outstanding checks not cleared as of June 30, 1999 and checks and wire transfers cut and mailed from June 30, 1999 through the Closing Date for all disbursement categories which have been or will be presented to the Seller Parent's bank and cleared against Seller Parent accounts from June 30, 1999, hereinafter collectively being the "JULY CASH PAYMENTS"). The Company shall ensure that all July Cash Receipts and July Cash Payments are noted in the books and records maintained by the Company with respect to such payments. The amount of July Cash Receipts minus the amount of July Cash Payments is hereinafter referred to as the "NET JULY CASH AMOUNT".

                    (b) Seller Parent and Purchaser hereby agree that the Net July Cash Amount is a negative amount equal to $665,084.19; Seller Parent having provided to Purchaser on or prior to the date hereof detailed documentation (the "July Cash Details") supporting such Net July Cash Amount. Purchaser shall pay to Seller Parent at Closing, by wire transfer of immediately available funds to such bank account of Seller Parent as Seller Parent shall designate in writing to Purchaser, an amount equal to $200,000,000. On July 28, 1999, Purchaser shall pay to Seller Parent, by wire transfer of immediately available funds to such bank account of Seller Parent as Seller Parent shall designate in writing to Purchaser, an amount equal to $665,084.19, plus any interest accruing thereon from the Closing Date to the date of such payment at the Agreed Rate. The "Agreed Rate" shall mean: the Prime Rate as published in The Wall Street Journal on July 28, 1999, plus 2%. Seller Parent and Purchaser agree that the Purchase Price shall not be subject to further adjustment, except as expressly provided herein.

          (c)  Schedule 2.4 to the Agreement is hereby amended as follows:

                    (i)   by deleting the following agreement:


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

infoUSA Inc.
Hugo Acquisition Corporation
July 23, 1999


                              "Bundling Agreement dated 2/11/97 between
                              Quarterdeck Corporation and the Company, requires consent upon a change in control";

                    (ii) by deleting the last sentence of paragraph #5 in its entirety and by substituting therefor the following:

                              "The Company and Purchaser are working with the U.S. Postal Service to arrange a novation of the current NCOA License and to bring the Company under Purchaser's current NCOA License as a second platform."

          (d) Schedule 2.7 to the Agreement is hereby amended by inserting the contents of Annex A attached hereto.

          (e) Schedule 2.11(g) to the Agreement is hereby amended by deleting the following agreement and all references thereto:

                    "Bundling Agreement dated February 11, 1997 between Quarterdeck Corporation and the Company, as licensee."

          (f) Schedule 2.20 to the Agreement is hereby amended by deleting the following names from Attachment 2.20:

                    (i)   Beck, Cindy    Manager
                    (ii)  Kaiser, Jim    Vice President

          (g) Section 6.11 of the Agreement is hereby deleted in its entirety and the contents of Annex B attached hereto is substituted therefor.

          (h) Section 6.13 of the Agreement is hereby amended to read in its entirety as follows:

                    6.13 Release of Guaranties. With respect to any obligations of Seller Parent under the guaranty identified on Schedule 6.13 (the "Ames Lease Guaranty"), Purchaser shall, within 30 days of the Closing Date, post or have posted a letter of credit authorizing Seller Parent to draw upon such letter of credit for any and all losses and/or expenses incurred after the Closing Date by Seller Parent in respect of the Ames Lease Guaranty. Purchaser shall, within 45 days of the Closing Date, have or have caused Seller Parent to be released from the Ames

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

infoUSA Inc.
Hugo Acquisition Corporation
July 23, 1999


          Lease Guaranty either by posting or having posted a letter of credit in favor of the holder of the Ames Lease Guaranty, or by any other commercially reasonable means. Purchaser shall indemnify and hold harmless Seller Parent from any and all losses and/or expenses incurred after the Closing Date by Seller Parent in respect of the Ames Lease Guaranty, without regard to the limitations set forth in
          Section 10.4. Without limiting the foregoing, after the Closing, Purchaser will not, and will not permit any of its Affiliates to, renew, extend, amend or supplement any loan, contract, lease or other obligation that is covered by the Ames Lease Guaranty without providing to Seller Parent evidence satisfactory to Seller Parent that the Ames Lease Guaranty has been released. Any cash or other collateral posted by Seller Parent in respect of the Ames Lease Guaranty shall be delivered to Seller Parent.

          (i) Article VII to the Agreement is hereby amended by inserting the following:

          7.7 STAY BONUS AGREEMENT. Seller Parent shall use its reasonable best efforts to cause each of the Company employees identified on Schedule
          7.7 (the "Identified Employees") to enter into an agreement with the Company substantially in the form attached hereto as Exhibit K (collectively, the "Stay Bonus Agreements"). Purchaser shall deliver to Seller Parent an officer's certificate setting forth (1) the total amount of payments made to the Identified Employees in respect of the Stay Bonus Agreements, and (2) that all such payments were made to the Identified Employees named on such certificate only after the fulfillment by such Identified Employees of the terms and conditions set forth in the Stay Bonus Agreements. Upon receipt of such officer's certificate, Seller Parent shall reimburse the Company for all amounts paid by the Company to the Identified Employees in accordance with the Stay Bonus Agreements.

          (j) The Schedules to the Agreement are hereby amended by inserting the contents of Annex C attached hereto.

          (k) Section 8.3(c) of the Agreement is hereby amended to read in its entirety as follows:

                    "Third Party Consents. Seller Group shall have used its reasonable best efforts to obtain the consents, approvals and waivers set forth in Schedule 8.3(c).

          (l) Exhibit A (Excluded Liabilities) to the Agreement is hereby amended by deleting paragraph #3 in its entirety and by substituting therefor the following:


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

infoUSA Inc.
Hugo Acquisition Corporation
July 23, 1999


                    "All liabilities related to the lease of the Naperville, IL facility of the Company and the termination of the Employees identified in Attachment A-1, other than the Company's sublease of the current second floor space at such facility (approximately 19,411 square feet) unless as otherwise provided for in the Interim Services Agreement."

          SECTION 2. Effect of Termination Date. If the Closing shall not have occurred on or before July 31, 1999, then the provisions of clauses (ii) and
(iii) of the first sentence of Section 1.6 of the Agreement and Section 1.6.1 of the Agreement shall be of no further force and effect and the provisions of the Agreement hereby amended by those provisions shall be deemed reinstated as they existed prior hereto.

          SECTION 3. Confirmation of the Agreement. Except as herein expressly amended, the Agreement is ratified and confirmed in all respects and shall remain in full force and effect in accordance with its terms.

          SECTION 4. Execution in Counterparts. This letter agreement may be executed in one or more counterparts, each of which shall be considered an original instrument, but all of which shall be considered one and the same agreement, and shall become binding when one or more counterparts have been signed by each of the parties hereto and delivered to each of Purchaser and Seller Parent.

          SECTION 5. Amendments; Conflicts. This letter agreement shall not be amended, modified or supplemented except by a written instrument signed by an authorized representative of each of the parties hereto. In the event of any conflict between the provisions of this letter agreement and the provisions of the Agreement, the provisions of this letter agreement shall control.

          SECTION 6. Governing Law. This letter agreement shall be governed by and construed in accordance with the internal laws (as opposed to the conflict of laws provisions) of the State of New York.


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

infoUSA Inc.
Hugo Acquisition Corporation
July 23, 1999


          If the foregoing is in accordance with your understanding of our agreement, please sign and return to us as a counterpart hereof, whereupon this letter and your acceptance shall represent a binding agreement among Purchaser, Merger Sub, Seller Parent, Holdco, Parent and Company.


                                             Very truly yours,


FIRST DATA CORPORATION


By
  --------------------------------
Name:
Title:



DONNELLEY MARKETING HOLDINGS, INC.           DM HOLDINGS, INC.


By                                           By
  --------------------------------             ---------------------------------
Name:                                        Name:
Title:                                       Title:



DONNELLEY MARKETING, INC.


By
  --------------------------------
Name:
Title:




                      [Signature page to Master Amendment]
infoUSA Inc.
Hugo Acquisition Corporation
July 23, 1999


The foregoing amendment is hereby confirmed and accepted as of the date of this letter.


infoUSA Inc.                                 HUGO ACQUISITION CORPORATION


By                                           By
  --------------------------------             ---------------------------------
Name:                                        Name:
Title:                                       Title:




                      [Signature page to Master Amendment]
infoUSA Inc.
Hugo Acquisition Corporation
July 23, 1999


                                     ANNEX B

          6.11 Certain Tax Matters.

          (a)  Liability for Taxes.

               (i)   Seller Parent shall be liable for and pay, and pursuant to
Article X (and subject to any applicable limitations thereunder) shall indemnify, defend and hold harmless Purchaser against, all Taxes (A) imposed on any Holdco Group Member, or for which any Holdco Group Member may otherwise be liable, for any taxable year or period that ends on or before the Closing Date and, with respect to any Straddle Period (as hereinafter defined), the portion of such Straddle Period that ends on and includes the Closing Date, (B) imposed on any Holdco Group Member, pursuant to Treas. Reg. Section 1.1502-6 or similar provision of state, local or foreign law solely as a result of such Holdco Group Member having been a member of Seller Parent's Group (as hereinafter defined),
(C) that are withholding or payroll Taxes associated with any Payment (as defined in Section 6.11(a)(vi)), (D) imposed as a result of any audit, written inquiry, claim or demand by a taxing authority disallowing a deduction or similar Tax item that was previously claimed with respect to a Payment in accordance with Section 6.11(a)(vi) and that gave rise to a tax reduction for which Purchaser previously paid Seller Parent in accordance with Section 6.11(a)(vi) or (E) imposed as a result of any dividend or other transfer contemplated by Section 6.12; provided, however, that Seller Parent shall not be liable for or pay, and shall not indemnify, defend or hold harmless Purchaser against, (I) any Taxes shown as a liability on the Company Financials (other than the Excluded Liabilities), (II) any Taxes that result from any actual or deemed election under Section 338 of the Code or any similar provisions of state, local or foreign law as a result of the purchase of Holdco Capital Stock or the deemed purchase of shares of any of its subsidiaries, or that result from Purchaser, any Affiliate of Purchaser, any Holdco Group Member or any of their subsidiaries engaging in any activity or transaction that would cause the transactions contemplated by this Agreement to be treated a purchase or sale of assets of any Holdco Group Member or any of their subsidiaries for federal, state or local Tax purposes, (III) any Taxes imposed on any Holdco Group Member or for which any Holdco Group Member may otherwise be liable as a result of transactions other than in the ordinary course of business and occurring on the Closing Date that are properly allocable (based on, among other relevant factors, factors set forth in Treas. Reg. Section 1.1502-76(b)(1)(ii)(B)) to the portion of the Closing Date after the Closing and (IV) any Interim Period Tax imposed on any Holdco Group Member or for which any Holdco Group Member may otherwise be liable to the extent in excess of the Offset Amount with respect to such Interim Period Tax (Taxes described in this proviso, hereinafter "Excluded Taxes"). Purchaser and Seller Parent agree that, with respect to any transaction described in clause (III) of the preceding sentence, each Holdco Group


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

Member and all persons related to any Holdco Group Member under Section 267(b) of the Code immediately after the Closing shall treat the transaction for all federal income Tax purposes (in accordance with Treas. Reg. Section 1.1502-76(b)(1)(ii)(B)), and (to the extent permitted) for other income Tax purposes, as occurring at the beginning of the day following the Closing Date. Seller Parent shall be entitled to any refund of (or credit for) Taxes allocable to any taxable year or period that ends on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date other than any Tax refunds shown as an asset on the Company Financials.

               For purposes of this Section 6.11:

               (A)   "CUT-OFF DATE" shall mean June 30, 1999.

               (B) "CUT-OFF STRADDLE PERIOD" shall mean any taxable year or period that begins before and ends after the Cut-Off Date.

               (C) "INTERIM PERIOD" shall mean the period of time beginning on the day after the Cut-Off Date and ending at the close of the Closing Date.

               (D) "INTERIM PERIOD TAX" shall mean any Tax imposed with respect to the Interim Period.

               (E) "OFFSET AMOUNT" shall mean, with respect to an Interim Period Tax, either (i) the amount of such Tax that is included in July Cash Payments as reflected in the July Cash Details or (ii) the amount by which the Tax liability of Seller Parent is actually reduced, upon the conversion of the stock of Holdco pursuant to Article I, by reason of the Tax items which result in such Interim Period Tax increasing the Tax basis of Seller Parent's Holdco Capital Stock.

               (F) "SELLER PARENT'S GROUP" shall mean any "affiliated group" (as defined in Section 1504(a) of the Code without regard to the limitations contained in Section 1504(b) of the Code), and any combined, consolidated, unitary or affiliated group under state, local or foreign law, that includes Seller Parent.

               (G) "STRADDLE PERIOD" shall mean any taxable year or period beginning before and ending after the Closing Date (whether or not such taxable year or period is also a Cut-Off Straddle Period).

               (ii)  Purchaser shall be liable for and pay, and pursuant to
Article X (and subject to any applicable limitations thereunder) shall indemnify, defend and hold harmless Seller Parent against, (A) all Taxes imposed on any Holdco Group Member or for which any Holdco Group Member may otherwise be liable, for any taxable year or period that begins after the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period beginning after the Closing Date and (B) Excluded Taxes. Except as otherwise provided herein,


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

Purchaser shall be entitled to any refund of (or credit for) Taxes allocable to any taxable year or period that begins after the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period beginning after the Closing Date.

               (iii) For purposes of Sections 6.11(a)(i) and 6.11(a)(ii), in determining the amount of Interim Period Taxes:

               (A) the Interim Period Taxes of the Holdco Group and each Member thereof shall be computed as if the Effective Time of the Merger had occurred at the close of the CutOff Date, except that (where relevant) the benefits of the graduated tax rates of Section 11 of the Code, the $25,000 bracket amount in Section 38 of the Code, the $40,000 exemption amount and the $150,000 phase-out bracket amount in
          Section 55 of the Code, and the $2 million bracket amount in Section 59A of the Code (and any similar or corresponding benefits under federal, state or local Tax law) shall be taken into account solely in determining the Tax liability of Seller Parent.

               (B) Interim Period Taxes shall be computed without regard to any Tax items that arise as a result of transactions other than in the ordinary course of business (with such disregarded Tax items including, but not limited to, any income or gain arising as a result of transactions other than in the ordinary course of business, any deduction for severance or similar payments or benefits, any deduction related to the exercise of employee stock options, and any deduction attributable to what would be a "Payment" as defined in Section 6.11(a)(vi) if "Cut-Off Date" were substituted in place of each reference to "Closing Date" therein (other than the second reference to "Closing Date" in clause (ii) thereof)); and

               (C) the Interim Period Taxes shall include Taxes attributable to the portion of any Cut-Off Straddle Period or Straddle Period included in such period, determined in accordance with Section 6.11(a)(iv).

               (iv) For purposes of paragraphs (a)(i), (a)(ii) and (a)(iii), whenever it is necessary to determine the liability for (or refund with respect to) Taxes of any Holdco Group Member for a Cut-Off Straddle Period or Straddle Period, the determination of the Taxes of such Holdco Group Member for the portion of the Cut-Off Straddle Period ending on and including, and the portion of the Cut-Off Straddle Period beginning after, the Cut-Off Date, or for the portion of the Straddle Period ending on and including, and the portion of the Straddle Period beginning after the Closing Date, as the case may be, shall be determined by assuming that the Cut-Off Straddle Period or Straddle Period, as the case may be, consisted of two taxable years or periods, one which ended at the close of the Cut-Off Date or Closing Date, as the case may be, and the other which began at the beginning of the day following the Cut-Off Date or Closing Date, as the case may be, and items of income, gain, deduction, loss or credit of such Holdco Group Member for the Cut-Off Straddle Period or Straddle Period shall be allocated between such two taxable years or periods on a "closing of the books basis" by assuming that the books of such Holdco Group Member were closed at the close of the Cut-Off Date or Closing Date, provided, however, that
(I) transactions occurring on the Closing Date that are properly allocable


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

(based on, among other relevant factors, factors set forth in Treas. Reg.
Section 1.1502-76(b)(1)(ii)(B)) to the portion of the Closing Date after the Closing shall be allocated to the taxable year or period that is deemed to begin at the beginning of the day following the Closing Date, and (II) exemptions, allowances or deductions that are calculated on an annual basis, such as the deduction for depreciation, shall be apportioned between such two taxable years or periods on a daily basis. Notwithstanding the foregoing provisions of this paragraph (a)(iv), if the transactions contemplated by this Agreement result in the reassessment of the value of any property owned by any Holdco Group Member for property Tax purposes, or the imposition of any property Taxes at a rate which is different than the rate that would have been imposed if such transactions had not occurred, then (y) the portion of such property Taxes for the portion of the Straddle Period ending on and including the Closing Date shall be determined on a daily basis, using the assessed value and Tax rate that would have applied had such transactions not occurred, and (z) the portion of such property Taxes for the portion of such Straddle Period beginning after the Closing Date shall be the total property Taxes for the Straddle Period minus the amount described in clause (y) of this sentence.

               (v) Notwithstanding anything herein to the contrary, Purchaser shall pay, and shall indemnify, defend and hold harmless Seller Parent and its Affiliates against, any real property transfer or gains Tax, sales Tax, use Tax, stamp Tax, stock transfer Tax, or other similar Tax imposed on the conversion of the stock of Holdco pursuant to the Merger.

               (vi) To the extent it is established in accordance with the procedures set forth in this Section 6.11(a)(vi), that any Payment (as defined below) results in a reduction of the federal, state or local income, franchise or similar Taxes of any Holdco Group Member, Purchaser or any Affiliate or successor thereof for any taxable year or period beginning after the Closing Date or for the portion of any Straddle Period that begins after the Closing Date (each such reduction, a "TAX REDUCTION"), Purchaser shall pay to Seller Parent an amount equal to such Tax Reduction. For purposes of this Section 6.11(a)(vi), the amount of any Tax Reduction shall be determined after taking into account all other applicable items of income, gain, deduction or loss (or any other Tax attributes) of Purchaser, any Affiliate of Purchaser or any Holdco Group Member. Purchaser shall be required to claim, and to cause the relevant Holdco Group Member, Affiliate or successor to claim, a deduction or similar Tax item (and to claim no income, gain or similar Tax item) with respect to a Payment unless there is no reasonable basis for doing so under the standards of
Section 6662 of the Code. Any dispute regarding whether the standard set forth in the preceding sentence is met, or regarding the calculation of the Tax Reduction, shall be referred to a mutually acceptable independent accounting firm for final resolution. Payment of any Tax Reduction shall be made at the due date for filing the Return (after taking into account extensions) for the taxable year or period in which the Tax Reduction in question occurs, together with interest on the amount of such payment computed at the applicable federal rate (determined under Section 1274 of the Code) from the due date for filing such Return (without taking into account extensions) through the date of payment. Seller Parent shall refund to Purchaser any Tax Reduction to the extent it has been paid by Purchaser to Seller Parent but is subsequently recaptured by Purchaser (other than as a result of an audit, written inquiry, claim or demand by a taxing authority for which indemnification is provided under

Section 6.11(a)(i)) including, for example, by reason of any carry back of losses. To the extent that, after any such recapture, the relevant Payment subsequently produces a Tax Reduction (established in accordance with the above procedures), such Tax Reduction shall be governed by this Section 6.11(a)(vi).

For purposes of this Section 6.11:

          "PAYMENT" shall mean (i) any payment or delivery by Seller Parent or any Affiliate thereof of cash, stock or other property (including, without limitation, any delivery of Seller Parent common stock pursuant to an option to purchase Seller Parent common stock) after the Closing Date to or for the benefit of any employee, former employee or independent contractor of any Holdco Group Member (or, after the Closing Date, any Affiliate thereof) (collectively, the "EMPLOYEES" and individually an "EMPLOYEE"), except, in all cases, the Stay Bonus Agreements contemplated by Section 7.7 hereof, (ii) any vesting after the Closing Date of cash, stock or other property paid or delivered by Seller Parent, Seller or any Affiliate of either thereof on or prior to the Closing Date to an Employee, and (iii) any severance payment that Seller or Seller Parent is responsible for under Section 6.8(k).

          (b)  Returns.

               (i) Seller Parent shall timely file or cause to be timely filed when due (taking into account all extensions properly obtained) all Returns that are required to be filed by or with respect to each Holdco Group Member for taxable years or periods ending on or before the Closing Date (in the case of income, franchise and similar Returns required to be filed by or with respect to each Holdco Group Member as well as Returns required to be filed by or with respect to any Holdco Group Member on a combined, consolidated or unitary basis with Seller Parent, Seller, or any Affiliate thereof that is not a Holdco Group Member) or due on or before the Closing Date (with respect to other Returns), and in each case Seller Parent shall remit or cause to be remitted any Taxes due in respect of such Returns, and Purchaser shall timely file or cause to be timely filed when due (taking into account all extensions properly obtained) all other Returns that are required to be filed by or with respect to any Holdco Group Member and Purchaser shall remit or cause to be remitted any Taxes due in respect of such Returns. With respect to Returns to be filed by Purchaser pursuant to the preceding sentence that relate to taxable years or periods ending on or before the Closing Date or Straddle Periods: [x] except to the extent no reasonable basis exists for doing so, such Returns shall be filed in a manner consistent with past practice and no position shall be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in prior periods in filing such Returns (including positions which would have the effect of accelerating income to periods for which Seller Parent is liable hereunder or deferring deductions to periods for which Purchaser is liable hereunder) and (y) such Returns shall be submitted to Seller Parent not later than forty-five (45) days prior to the due date for filing such Returns (or, if such due date is within 45 days following the Closing Date, as promptly as practicable following the Closing Date) for review and approval by Seller Parent, which approval may not be unreasonably withheld, but may in all cases be withheld if such Returns were not prepared in accordance with clause [x] of this sentence. Seller Parent or Purchaser shall pay the other party for the Taxes for which Seller Parent or Purchaser, respectively, is liable pursuant to paragraph
(a) of this Section 6.11 but which are payable with any Tax Return to be filed by the other party pursuant to this paragraph (b) upon the written request of the party entitled to payment, setting forth in detail the computation of the amount owed by Seller Parent or Purchaser, as the case may be, but in no event earlier than ten (10) days prior to the due date for paying such Taxes.

               (ii) None of Purchaser or any Affiliate of Purchaser shall (or shall cause or permit any Holdco Group Member to) amend, refile or otherwise modify (or grant an extension of any statute of limitation with respect to) any Return relating in whole or in part to any Holdco Group Member with respect to any taxable year or period ending on or before the Closing Date (or with respect to any Straddle Period) without the prior written consent of Seller Parent, which consent may be withheld in the sole discretion of Seller Parent. In no event may Purchaser, any Holdco Group Member or any Affiliate thereof carry back any net operating loss or net capital loss of any Holdco Group Member from a taxable year or period ending after the Closing Date to a taxable year or period ending on or before the Closing Date without the express written consent of Seller Parent.

               (iii) Purchaser shall promptly cause each Holdco Group Member to prepare and provide to Seller Parent a package of Tax information materials, including, without limitation, schedules and work papers (the "TAX PACKAGE") required by Seller Parent to enable Seller Parent to prepare and file all Returns required to be prepared and filed by it pursuant to paragraph (b)(i). The Tax Package shall be completed in accordance with past practice, including past practice as to providing such information and as to the method of computation of separate taxable income or other relevant measure of income of each Holdco Group Member. Purchaser shall cause the Tax Package to be delivered to Seller Parent within one hundred twenty (120) days after the Closing Date.

               (c) Contest Provisions. Upon receipt by a party entitled to any indemnification provided for under this Agreement, including this Section 6.11 or Section 2.8 (for purposes of this paragraph, the "INDEMNIFIED PARTY"), of notice of any audit, written inquiry, claim or demand by a taxing authority, in each case (i) related to Taxes with respect to which the indemnified party would be entitled to indemnification under this Agreement to any extent or (ii) that could result in the disallowance of any deduction or similar Tax item previously claimed with respect to a Payment in accordance with Section 6.11(a)(vi) whether or not indemnification payments would be owing upon such disallowance (any such audit, written inquiry, claim or demand by a taxing authority, hereinafter a "TAX ASSERTION"), the indemnified party shall notify the party obligated to provide such indemnification (for purposes of this paragraph, the "INDEMNIFYING PARTY") in writing of the Tax Assertion as promptly as practicable but in any event within fifteen (15) days after receipt by such indemnified party of notice of such Tax Assertion; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the indemnifying party shall have been prejudiced as a result of such failure. Thereafter, the indemnified party shall deliver to the indemnifying party, promptly after the indemnified party's receipt thereof, copies of all notices


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

and documents (including court papers) received by the indemnified party relating to such Tax Assertion. If a Tax Assertion is made, the indemnifying party or any Person designated by the indemnifying party (the indemnifying party or such Person, as relevant as determined by the indemnifying party with respect to each reference herein, the "RELEVANT PARTY") will be entitled to choose to defend and solely control the defense of such Tax Assertion (at the Relevant Party's expense) with counsel selected by the Relevant Party (at the Relevant Party's expense). If the Relevant Party chooses to defend or prosecute any Tax Assertion, all of the parties hereto shall cooperate in the defense or prosecution thereof. Such cooperation shall include taking all reasonable steps necessary to retain and (upon the Relevant Party's request) to provide to the Relevant Party records and information which are reasonably relevant to such Tax Assertion, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

          Notwithstanding anything herein to the contrary, the indemnified party shall have the sole right to defend any issue relating to a Tax Assertion not described in clause (ii) of the definition thereof to the extent the indemnified party shall have agreed to forego any indemnification under this Agreement with respect thereto. Whether or not the Relevant Party shall have assumed the defense of a Tax Assertion, neither the indemnified party nor the Relevant Party shall admit any liability with respect to, or settle, such Tax Assertion without the Relevant Party's prior written consent.

          (d) Assistance and Cooperation. After the Closing Date, each of Seller Parent and Purchaser shall (and cause their respective Affiliates to) make commercially reasonable efforts to:

               (i) assist the other party in preparing any Returns which such other party is responsible for preparing and filing in accordance with paragraph
(b) of this Section 6.11;

               (ii) cooperate fully in preparing for any audits of, or disputes with taxing authorities regarding, any Returns of any Holdco Group Member;

               (iii) make available to the other and to any taxing authority as reasonably requested all information, records, and documents relating to Taxes of any Holdco Group Member;

               (iv) provide timely notice to the other in writing of any pending or threatened Tax audits or assessments of any Holdco Group Member for taxable periods for which the other may have a liability under this Section 6.11;

               (v) furnish the other with copies of all correspondence received from any taxing authority in connection with any Tax audit or information request with respect to any such taxable period;

               (vi) timely sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce), or file Returns or other reports with respect to, Taxes described in paragraph (a)(v) of this Section 6.11 (relating to sales, transfer and similar Taxes);

               (vii) timely provide to the other powers of attorney or similar authorizations necessary to carry out the purposes of this Section 6.11; and

               (viii) upon Seller Parent's reasonable request, Purchaser shall provide information as to (i) whether there has been any extension, tolling or expiration of any federal income tax statute of limitation for any Holdco Group Member for any taxable year ended on or before the Closing Date; or (ii) whether an IRS Form 870-AD (or successor form having the same effect) has been executed by Purchaser or any Affiliate in respect of any Holdco Group Member for any taxable year ended on or before the Closing Date.


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